Via EDGAR Transmission

August 10, 2023

Oleg Bilinski

Chief Executive Officer

Mag Magna Corp.

325 W Washington St.,

Ste 2877 San Diego,

CA 92103

Re: Mag Magna Corp.

Amendment No. 7 to Registration Statement on Form S-1

Filed July 26, 2023

File No. 333-268561

Ladies and Gentelments,

Set forth below are the responses of Mag Magna Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2023, with respect to the Company’s Amendment No. 7 to Registration Statement on Form S-1, File No. 333-268561, initially filed with the Commission on July 26, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 8 to the Registration Statement (“Amendment No. 7”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 8 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Amendment No. 7 to Registration Statement on Form S-1 filed July 26, 2023

Dilution, page 22

1.	Please reconcile for us how you calculated your historical net tangible book value as of April 30, 2023 to be ($13,623). Please revise and review the calculations within the other scenarios of your offering sold as applicable.

Response: The Company has updated this information. Historical Net Tangible Book Value means the total assets reflected on Balance Sheet less an amount equal to the total liabilities reflected on the Balance Sheet. Post-offering net tangible book value as of April 30, 2023, means the difference between the capital contributed by the purchasers of the shares and the proceeds of the offering, adding to this the historical net book value as of April 30, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

2.	We note your disclosures related to your total expenses for the period ended January 31, 2023 rather than the year ended April 30, 2023. Please revise this section to discuss your total expenses for the year ended April 30, 2023.

Response: The Company has updated this information.

Mag Magna Corp Statement of Operations, page F-3

3.	The sum total of operating expenses does not appear to calculate correctly. Please revise your financial statements and related disclosures (e.g. Management's Discussion and Analysis) accordingly, and label each header to the financial statements for the affected column for the year ended April 30, 2023 as "restated".

Response: The Company has updated this information.

MAG MAGNA CORP.

By:	/s/ Oleg Bilinski
Oleg Bilinski
Chief Executive Officer, Secretary, Treasurer, and Director